Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated July 30, 2007

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This report on Form 6-K contains a press release issued by Statoil ASA on July 30, 2007, entitled "Solid deliveries ".

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statements on Form F-4 (File No. 333-141445) and Form F-3 (File No. 333-143339) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SOLID DELIVERIES
    E&P NORWAY
    INTERNATIONAL E&P
    NATURAL GAS
    MANUFACTURING & MARKETING
    LIQUIDITY AND CAPITAL RESOURCES
    USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
    FORWARD LOOKING STATEMENTS

Quarterly financial statements:
    CONSOLIDATED STATEMENTS OF INCOME - IFRS
    CONSOLIDATED BALANCE SHEETS - IFRS
    CONSOLIDATED STATEMENS OF RECOGNISED INCOME AND EXPENSE - IFRS
    CONSOLIDATED STATEMENTS OF CASH FLOWS - IRFS

    Notes to financial statement:
        1. ORGANISATION AND BASIS OF PRESENTATION
        2. EQUITY
        3. SEGMENTS
        4. INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT
        5. COMMITMENTS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS
        6. SUBSEQUENT EVENTS AND BUSINESS DEVELOPMENTS
        7. RECONCILIATION BETWEEN IFRS AND USGAAP FIGURES FOR PRIOR YEAR
        8. COMMITMENTS AND CONTINGENT LIABILITIES
        9. SUBSEQUENT EVENTS AND SIGNIFICANT BUSINESS DEVELOPMENTS
        10. RECONCILIATION BETWEEN USGAAP AND NGAAP

SIGNATURES

Press release:
SOLID DELIVERIES

GROUP BALANCE SHEET

SOLID DELIVERIES

Statoil’s second quarter 2007, operating and financial review

Statoil’s net income in the second quarter of 2007 amounted to NOK 11.0 billion, compared to NOK 9.8 billion in the second quarter of 2006. In the first six months of 2007, net income was NOK 18.8 billion compared to NOK 20.6 billion in the first six months of 2006.

The 11% increase in net income from the second quarter of 2006 to the second quarter of 2007 was mainly due to lower income taxes and higher sales volumes of natural gas. The increase in net income was partly offset by a decrease in the natural gas price and in the average realised oil price, both measured in NOK.

”We deliver strong results and a record high international oil production, while continuing our efforts to position the group for future growth. Our acquisition of North American Oil Sands Corporation was approved by the Canadian authorities in June. In July the shareholders of Statoil and Hydro approved the merger of Statoil and Hydro’s oil and gas activities, and the integration planning is on track,” says Helge Lund, Statoil’s chief executive officer.

The CEO is also pleased with the continued high exploration and project activity.

“As operator and partner we have announced five discoveries, four on the Norwegian continental shelf and one internationally. In addition, we recently announced a successful appraisal well and production test at Rosebank on the UK continental shelf.”

”Three new projects have come on stream and the first delivery of gas from Shah Deniz to Turkey in July represents another milestone for Statoil,” Mr Lund notes.

Return on average capital employed after tax (ROACE) (1) for the 12 months ended 30 June 2007 was 23.6%, compared to 26.4% for the 12 months ended 31 December 2006. The decrease was mainly due to lower oil and gas prices measured in NOK. ROACE is defined as a non-GAAP financial measure (2).
In the second quarter of 2007, earnings per share were NOK 5.00 (USD 0.85) compared to NOK 4.42 (USD 0.71) in the second quarter of 2006. For the first six months of 2007, earnings per share were NOK 8.58 (USD 1.46), compared to NOK 9.33 (USD 1.50) for the same period in 2006.

Net operating income in the second quarter of 2007 was NOK 26.0 billion compared to NOK 29.9 billion in the second quarter of 2006. The decrease was mainly due to a 13% decrease in gas prices and a 3% decrease in the average realised oil price, both measured in NOK, an 11% decrease in liftings of oil on the Norwegian continental shelf (NCS), and a net increase in operating expenses and selling, general and administrative expenses of NOK 1.0 billion mainly due to higher activity. The decrease in net operating income was partly offset by a change in unrealised profit on inventories of NOK 1.5 billion, higher sales volume of gas of NOK 1.3 billion and an increase of 13% in liftings of oil in International E&P.

In the first half of 2007, net operating income was NOK 49.8 billion compared to NOK 62.9 billion in the first half of 2006. The decrease was mainly due to an 8% decrease in the average oil price and a 14% decrease in gas prices, both measured in NOK, negative changes in derivatives amounting to NOK 3.3 billion, an increase of net NOK 1.7 billion in operating, general and administrative expenses, mainly due to higher activity, and a decrease in other income of NOK 1.1 billion related to sales and exchanges of assets in the first half of 2006. The decrease in net operating income in the first half of 2007 was partly offset by a change in unrealised profit on inventories of NOK 0.7 billion.

Consolidated statements of income - IFRS

	Second quarter				First half				Full year
(in millions)	2007 NOK	2006 NOK	Change	2007 USD*	2007 NOK	2006 NOK	Change	2007 USD*	2006 NOK

Revenues and other income
Revenues	108,883	107,610	1%	18,473	209,053	219,342	(5%)	35,468	431,757
Net income (loss) from equity accounted investments	137	136	1%	23	381	223	71%	65	408
Other income	23	642	(96%)	4	108	1,175	(91%)	18	1,801

Total revenues and other income	109,043	108,388	1%	18,500	209,542	220,740	(5%)	35,551	433,966

Operating expenses
Cost of goods sold	65,782	62,496	5%	11,160	124,766	124,946	0%	21,168	245,492
Operating expenses	9,209	7,827	18%	1,562	18,735	15,915	18%	3,179	33,653
Selling, general and administrative expenses	1,544	1,957	(21%)	262	3,131	4,295	(27%)	531	8,486
Depreciation, amortisation and impairment	5,334	5,020	6%	905	10,772	10,438	3%	1,828	21,714
Exploration expenses	1,187	1,167	2%	201	2,364	2,233	6%	401	5,664

Total operating expenses	83,056	78,467	6%	14,091	159,768	157,827	1%	27,106	315,009

Net operating income	25,987	29,921	(13%)	4,409	49,774	62,913	(21%)	8,445	118,957

Financial items
Net foreign exchange gains and losses	2,837	3,049	(7%)	481	4,408	4,596	(4%)	748	3,285
Interest income and other financial items	453	(300)	251%	77	734	154	377%	125	2,882
Interest and other finance expenses	(948)	(482)	97%	(161)	(1,797)	(1,131)	59%	(305)	(2,370)

Net financial items	2,342	2,267	3%	397	3,345	3,619	(8%)	568	3,797

Income before tax	28,329	32,188	(12%)	4,806	53,119	66,532	(20%)	9,012	122,754
Income tax	(17,378)	(22,346)	(22%)	(2,948)	(34,334)	(45,911)	(25%)	(5,825)	(81,889)

Net income	10,951	9,842	11%	1,858	18,785	20,621	(9%)	3,187	40,865

Attributable to:
Equity holders of the company	10,723	9,560	12%	1,819	18,403	20,203	(9%)	3,122	40,135
Minority interest	228	282	(19%)	39	382	418	(9%)	65	730

	10,951	9,842	11%	1,858	18,785	20,621	(9%)	3,187	40,865

Net operating income	Second quarter				First half				Full year
for the segments (in millions)	2007 NOK	2006 NOK	Change	2007 USD*	2007 NOK	2006 NOK	Change	2007 USD*	2006 NOK

E&P Norway	18,864	21,837	(14%)	3,200	39,624	46,771	(15%)	6,723	89,910
International E&P	3,132	3,375	(7%)	531	6,613	7,052	(6%)	1,122	10,757
Natural Gas	675	2,924	(77%)	115	642	6,730	(90%)	109	12,003
Manufacturing & Marketing	2,583	2,461	5%	438	3,722	4,019	(7%)	631	6,569
Other	(85)	(16)	(431%)	(14)	(258)	(418)	38%	(44)	(597)
Eliminations of internal unrealised profit on inventories	818	(660)	n/a	139	(569)	(1,241)	n/a	(97)	315

Net operating income	25,987	29,921	(13%)	4,409	49,774	62,913	(21%)	8,445	118,957

Financial data

	Second quarter				First half				Full year
	2007 NOK	2006 NOK	Change	2007 USD*	2007 NOK	2006 NOK	Change	2007 USD*	2006 NOK

Weighted average number of ordinary shares outstanding	2,144,705,762	2,165,208,287			2,144,794,032	2,165,262,582			2,161,028,202
Earnings per share	5.00	4.42	13%	0.85	8.58	9.33	(8%)	1.46	18.57
ROACE (last 12 months)	23.6%	n/a			23.6%	n/a			26.4%
Cash flows provided by operating activities (billion)	11.7	16.8	(30%)	2.0	36.9	35.2	5%	6.3	60.6
Gross investments (billion)	23.1	11.0	110%	3.9	36.9	20.6	79%	6.3	46.2
Net debt to capital employed ratio	26.2%	10.6%			26.2%	10.6%			16.3%

* Solely for the convenience of the reader, the figures for the second quarter and the first half of 2007 have been translated into US dollars at the rate of NOK 5.8942 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on 29 June 2007.

Operational data

	Second quarter				First half				Full year
	2007	2006	Change		2007	2006	Change		2006

Average oil price (USD/bbl)	68.8	68.5	0%		62.8	64.5	(3%)		64.4
USDNOK average daily exchange rate	6.01	6.23	(4%)		6.13	6.46	(5%)		6.42
Average oil price (NOK/bbl) [3]	413	427	(3%)		385	417	(8%)		413
Gas prices (NOK/scm)	1.53	1.77	(13%)		1.63	1.91	(14%)		1.91
Refining margin, FCC (USD/boe) [4]	11.7	9.7	21%		9.3	7.8	19%		7.1
Total oil prodction (1,000 boe/day)	666	643	4%		674	678	(1%)		670
Total gas production (1,000 boe/day)	446	433	3%		481	478	1%		465
Total oil and gas production (1,000 boe/day) [5]	1,112	1,076	3%		1,155	1,156	0%		1,135
Total oil liftings (1,000 boe/day)	633	671	(6%)		684	690	(1%)		668
Total gas liftings (1,000 boe/day)	446	433	3%		482	478	1%		465
Total oil and gas liftings (1,000 boe/day) [6]	1,079	1,104	(2%)		1,166	1,168	0%		1,133
Production cost (NOK/boe, last 12 months) [7]	29.4	n/a	n/a		29.4	n/a	n/a		26.6
Production cost normalised (NOK/boe, last 12 months) [8]	29.1	n/a	n/a		29.1	n/a	n/a		26.2

Total oil and gas production in the second quarter of 2007 was 1,112,000 barrels of oil equivalent (boe) per day, compared to 1,076,000 boe per day in the second quarter of 2006. The 3% increase of was mainly related to increased oil production from International E&P due to start-up of new fields, and increased gas production from the Sleipner, Åsgard and Gullfaks fields on the NCS. The increases were partly offset by reduced gas entitlement from the In Salah field due to production sharing agreements (PSA) effects, and lower production at the Kvitebjørn field.

In the first half of 2007 total oil and gas production was 1,155,000 boe per day, compared to 1,156,000 boe per day in the first half of 2006.

Total oil and gas liftings in the second quarter of 2007 were 1,079,000 boe per day, compared to 1,104,000 boe per day in the same period of 2006. This is equivalent to an underlift of 33,000 boe per day in the second quarter of 2007. In the first half of 2007, total oil and gas liftings were 1,166,000 boe per day compared to 1,168,000 boe per day in the corresponding period of 2006.

Exploration expenditure in the second quarter of 2007 was NOK 2.3 billion, compared to NOK 1.9 billion in the second quarter of 2006. In the first half of 2007 the exploration expenditure was NOK 4.2 billion, compared to NOK 3.5 billion in the first half of 2006. The increase in exploration expenditure was mainly due to higher activity and generally more expensive wells in both periods. Exploration expenditure reflects the period’s exploration activities.

Exploration expenses for the period consist of exploration expenditure adjusted for the period’s change in capitalised exploration expenditure. Exploration expenses in the second quarter of 2007 amounted to NOK 1.2 billion, the same as in the second quarter of 2006.

	Second quarter				First half				Full year
Exploration (in millions)	2007 NOK	2006 NOK	Change	2007 USD*	2007 NOK	2006 NOK	Change	2007 USD*	2006 NOK

Exploration expenditure (activity)	2,339	1,857	26%	397	4,208	3,512	20%	714	7,451
Expensed, previously capitalised exploration expenditure	104	106	(2%)	18	303	180	68%	51	667
Capitalised share of current period’s exploration activity	(1,256)	(796)	(58%)	(213)	(2,147)	(1,459)	(47%)	(364)	(2,454)

Exploration expenses	1,187	1,167	2%	201	2,364	2,233	6%	401	5,664

A total of 10 exploration and appraisal wells were completed in the second quarter of 2007, five on the NCS and five internationally. Five wells are confirmed discoveries. One exploration extension well on the NCS was also completed in the second quarter of 2007 and resulted in a discovery. Drilling in nine additional wells was ongoing at the end of second quarter 2007. The number of exploration wells completed in the second quarter of 2006 was seven.

In the first half of 2007 a total of 23 exploration and appraisal wells were completed, 11 on the NCS and 12 internationally. One exploration extension well was drilled in the same period. Eleven of the exploration and appraisal wells are confirmed discoveries, seven on the NCS and four internationally. The exploration extension well also resulted in a discovery. The number of exploration wells completed in the first half of 2006 was 13.

Production cost per boe was NOK 29.4 for the 12 months ended 30 June 2007, compared to NOK 26.6 for the 12 months ended 31 December 2006 (7).

Normalised at a USDNOK exchange rate of 6.00, the production cost for the 12 months ended 30 June 2007 was NOK 29.1 per boe, compared to NOK 26.2 per boe for the 12 months ended 31 December 2006 (8). Normalised production cost is defined as a non-GAAP financial measure (2).

The production unit cost, both actual and normalised, has increased, mainly due to increased maintenance cost and cost pressure in the industry.

Net financial items amounted to an income of NOK 2.3 billion in the second quarter of 2007, the same as in the second quarter of 2006. Net financial items in the first half of 2007 amounted to an income of NOK 3.3 billion, compared to an income of NOK 3.6 billion in the first half of 2006.

Exchange rates	30.06.2007	31.03.2007	31.12.2006	30.06.2006	31.03.2006	31.12.2005

USDNOK	5.90	6.10	6.26	6.24	6.58	6.77

Income taxes in the second quarter of 2007 were NOK 17.4 billion, equivalent to a tax rate of 61.3%. Income taxes in the second quarter of 2006 were NOK 22.3 billion, equivalent to a tax rate of 69.4%. The tax rate was reduced in the second quarter of 2007 mainly due to changes in the tax level of financial items, an increased relative share of income generated outside the NCS, which is generally subject to lower rates of taxation, and an increased effect of the uplift tax deduction on the NCS.

For the first half of 2007 income taxes were NOK 34.3 billion, with a corresponding tax rate of 64.6%. In comparison, income taxes in the first half of 2006 were NOK 45.9 billion with a corresponding tax rate of 69.0%. The reduced tax rate is mainly due to changes in the tax level of financial items and an increased effect of the uplift tax deduction on the NCS.

Health, safety and the environment (HSE)
Overall, Statoil’s total recordable injury frequency has improved slightly while the number serious frequency has increased in the second quarter of 2007 compared to the corresponding period in 2006. Serious incidents in the second quarter of 2007 included a fatality at Mongstad port at the end of May. There have been no serious gas leaks at our offshore or land facilities during the first half of 2007.

	Second quarter		First half		Year
HSE	2007	2006	2007	2006	2006

Total recordable injury frequency	5.3	5.8	5.2	5.4	5.7
Serious incident frequency	2.6	2.0	2.4	2.1	2.1
Unintentional oil spills (number)	77	69	146	156	292
Unintentional oil spills (volume, scm)	8.8	41.4	33.3	77.5	156.7

Important events

Recent important events include the following:

  At an extraordinary general meeting on 5 July, Statoil ASA shareholders approved the merger between Statoil ASA and the oil and gas activities of Norsk Hydro ASA. The merger was also approved by the shareholders of Norsk Hydro ASA and is expected to be effective from 1 October 2007 with financial effect from 1 January 2007.
  On 26 June, Statoil announced that the company had received final approval for the acquisition of North American Oil Sands Corporation (NAOSC) from the Canadian Ministry of Industry. The total transaction value is approximately CAD 2.2 billion, equivalent to about USD 2.0 billion.
  On 26 June, Statoil, as a partner in Sincor, announced that it had agreed with the Venezuelan government on the main terms and conditions for its participation in the new mixed company to be created from the Sincor joint venture. The terms and conditions are subject to approval by the Venezuelan National Assembly.
  The Rosa deepwater field in block 17 off the Angolan coast, in which Statoil has a 13.33% interest, came on stream on 29 June.
  On 5 July, Statoil announced that gas export to Turkey had commenced from the Shah Deniz gas and condensate field in Azerbaijan.
  The plan for development and operation (PDO) for the Gjøa field in the North Sea was approved by the Norwegian parliament on 15 June.
  On 29 June, the Skarv and Idun field licence owners submitted to the Norwegian Ministry of Petroleum and Energy a joint PDO and a plan for installation and operation (PIO) of a pipeline tie-in.
  Production started on the Enoch and Huldra Compression on 31 May and 28 June, respectively.

27 July 2007
Board of directors

E&P NORWAY

	Second quarter				First half				Full year
	2007	2006		2007	2007	2006		2007	2006
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

IFRS income statement
Total revenues and other income	25,696	28,540	(10%)	4,360	53,492	60,031	(11%)	9,075	116,547

Operating, general and administrative expenses	3,224	2,950	9%	547	6,431	5,568	15%	1,091	11,239
Depreciation, amortisation and impairment	3,281	2,967	11%	557	6,478	6,231	4%	1,099	12,756
Exploration expenses	327	786	(58%)	55	959	1,461	(34%)	163	2,642

Total expenses	6,832	6,703	2%	1,159	13,868	13,260	5%	2,353	26,637

Net operating income	18,864	21,837	(14%)	3,200	39,624	46,771	(15%)	6,723	89,910

Operational data
Oil price (USD/bbl)	69.5	69.0	1%		63.5	65.2	(3%)		65.0
Liftings:
Oil (1,000 bbl/day)	467	525	(11%)		508	542	(6%)		520
Natural gas (1,000 boe/day)	419	391	7%		438	438	0%		436
Total oil and natural gas liftings (1,000 boe/day)	886	916	(3%)		945	980	(4%)		957
Production:
Oil (1,000 bbl/day)	485	496	(2%)		497	529	(6%)		521
Natural gas (1,000 boe/day)	419	391	7%		437	438	0%		436
Total oil and natural gas production (1,000 boe/day)	904	887	2%		935	966	(3%)		958

Net operating income for E&P Norway in the second quarter of 2007 was 18.9 billion compared to NOK 21.8 billion in the second quarter of 2006. The decrease was primarily due to an 11% decrease in lifted volumes of oil, which contributed negatively with NOK 2.3 billion, and a 3% decrease in the segment oil price measured in NOK, which contributed negatively with NOK 0.5 billion. Other factors contributing to the decrease included a decrease in other income of NOK 0.5 billion, mainly due to income from sales and exchanges of assets in the second quarter of 2006, an increase in operating, general and administrative expenses of NOK 0.3 billion due to higher activity and industry cost pressure and increased depreciation of NOK 0.3 billion due to higher asset retirement costs. The decrease was partly offset by a 7% increase in lifted volumes of gas, which contributed positively with NOK 0.5 billion, and a decrease in exploration expenses of NOK 0.5 billion, mainly due to higher capitalised share of the current period’s exploration activity.

In the first half of 2007 net operating income was NOK 39.6 billion, compared to NOK 46.8 billion in the first half of 2006. The reduction was mainly due to a 6% decrease in lifted volumes of oil, contributing negatively with NOK 2.6 billion, and an 8% decrease in the segmented oil price measured in NOK, contributing negatively with NOK 3.0 billion. In addition, a decrease in income from derivatives of NOK 0.9 billion, a decrease in other income of NOK 0.6 billion, mainly due to income from sales and exchanges of assets in the first half of 2006, higher operating, general and administrative expenses of NOK 0.9 billion and increased depreciation of NOK 0.2 billion due to higher asset retirement costs, each contributing to the decrease in net operating income in the first half of 2007. The decrease was partly offset by a 5% increase in the transfer price of natural gas, contributing NOK 0.7 billion, and a decrease in exploration expenses due to higher capitalisation.

Average daily lifting of oil was 467,000 barrels (bbl) per day in the second quarter of 2007 compared to 525,000 bbl per day in the second quarter of 2006, while average daily oil production was 485,000 bbl per day in the second quarter of 2007, compared to 496,000 bbl per day in the second quarter of 2006.

The reduction of 11,000 bbl in average daily production of oil from the second quarter of 2006 to the second quarter of 2007 was mainly related to the shut in of production on the Kvitebjørn field from 1 May 2007 to enable safe drilling conditions. The reduction was partly offset by lower scheduled turnarounds and increased volumes from the Visund field, which was shut in for most of the first half 2006 due to a gas leakage.

In the first half of 2007 average daily lifting of oil was 508,000 boe per day compared to 542,000 boe per day in the first half of 2006. Average daily oil production in the first half of 2007 was 497,000 boe per day compared to 529,000 boe per day in the first half of 2006. The reduction of 32,000 boe per day in the first half of 2007 was mainly due to reduced production due to natural decline on the Gullfaks and the shut in of production on the Kvitebjørn field. The reduced production was partly offset by increased production at the Visund field due to the shut in of the field during most of the first half of 2006.

Average daily gas production was 419,000 boe per day in the second quarter of 2007, compared to 391,000 boe per day in the second quarter of 2006. The increase of 28,000 boe per day was mainly related to increased production from the Sleipner, Åsgard and Gullfaks fields. The increase was partly offset by decreased production from the Kvitebjørn field as described above.

In the first half of 2007 average daily gas production was 438,000 boe, the same as in the first half of 2006.

Exploration expenditure (including capitalised exploration expenditure) amounted to NOK 1.0 billion in the second quarter of 2007, the same as in the second quarter of 2006. In the first half of 2007 exploration expenditure was NOK 1.8 billion, compared to NOK 1.9 billion in the first half of 2006.

Exploration expenses were NOK 0.3 billion in the second quarter of 2007, compared to NOK 0.8 billion in the second quarter of 2006. Exploration expenses in the first half of 2007 were NOK 1.0 billion compared to NOK 1.5 billion in the first half of 2006. The main reason for the decrease in exploration expenses was higher capitalised exploration in the first half of 2007.

In the second quarter of 2007, Statoil participated in the drilling of nine exploration and appraisal wells. Five of these exploration wells were completed. Oil and gas were discovered in the PL255 Onyx SW appraisal, PL090 H-Nord, PL303 Ermintrude, and PL303 Ermintrude sidetrack A. In addition, one exploration extension well was completed in the second quarter of 2007, G-Sentral, which was a discovery. Two exploration and appraisal wells were completed in the second quarter of 2006.

In the first half of 2007, 11 exploration and appraisal wells and one exploration extension have been completed on the NCS. Of these, seven exploration and appraisal wells and one exploration extension resulted in discoveries. Drilling in four wells was ongoing at the end of the second quarter.

Production started on Enoch and Huldra Compression on 31 May 2007 and 28 June 2007, respectively.

On 14 June 2007, the Norwegian parliament approved the Gjøa field’s PDO. The Statoil operated Gjøa field in the North Sea will be developed with a floating production platform and is expected to come on stream in 2010. Statoil has a 20% interest.

Statoil signed agreements to sell its 11.52% interest in the Murchison field to Revus and its 30% interest in the Trym gas project to Bayerngas on 25 June 2007 and on 9 July 2007, respectively.

On 29 June 2007, the Skarv and Idun field licence owners submitted to the Norwegian Ministry of Petroleum and Energy a joint PDO and a PIO of a pipeline tie-in. BP will be operator for the unitised field with a 23.835% interest. Statoil is the largest owner with a 34.11% interest.

INTERNATIONAL E&P

	Second quarter				First half				Full year
	2007	2006		2007	2007	2006		2007	2006
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

IFRS income statement
Total revenues and other income	6,572	6,411	3%	1,115	13,669	12,986	5%	2,319	24,674

Operating, general and administrative expenses	1,329	1,191	12%	225	3,019	2,381	27%	512	5,199
Depreciation, amortisation and impairment	1,251	1,464	(15%)	212	2,632	2,781	(5%)	447	5,696
Exploration expenses	860	381	126%	146	1,405	772	82%	238	3,022

Total expenses	3,440	3,036	13%	584	7,056	5,934	19%	1,197	13,917

Net operating income	3,132	3,375	(7%)	531	6,613	7,052	(6%)	1,122	10,757

Operational data
Oil price (USD/bbl)	66.4	66.3	0%		60.3	61.8	(2%)		61.7
Liftings:
Oil (1,000 bbl/day)	166	146	13%		176	148	19%		148
Natural gas (1,000 boe/day)	27	42	(35%)		44	40	9%		29
Total oil and natural gas liftings (1,000 boe/day)	193	188	3%		220	188	17%		177
Production:
Oil (1,000 bbl/day)	181	147	23%		177	149	18%		149
Natural gas (1,000 boe/day)	27	42	(35%)		44	40	9%		29
Total oil and natural gas production (1,000 boe/day)	209	189	10%		221	190	16%		178

Net operating income for International E&P was NOK 3.1 billion in the second quarter of 2007 compared to NOK 3.4 billion in the second quarter of 2006. The decrease was mainly related to a NOK 0.5 billion increase in exploration expenses, a 3% decrease in the realised oil price for International E&P measured in NOK, which contributed negatively with NOK 0.2 billion, and a 28% decrease in the realised gas price for International E&P measured in NOK, which contributed negatively with NOK 0.1 billion. The decrease was partly offset by a 3% increase in lifted volumes, which contributed with NOK 0.5 billion, as well as a NOK 0.2 billion decrease in depreciation.

Net operating income in the first half of 2007 was NOK 6.6 billion compared to NOK 7.1 billion in the corresponding period of 2006. The decrease was mainly related to an 8% decrease in realised oil and gas prices for International E&P measured in NOK, which contributed NOK 1.3 billion, a NOK 0.6 billion increase in operating, general and administrative expenses and a NOK 0.6 billion increase in exploration expenses. The decrease was partly offset by a 17% increase in lifted volumes, which contributed positively with NOK 2.2 billion, as well as a NOK 0.1 billion decrease in depreciation.

Average daily lifting of oil increased from 146,000 bbl per day in the second quarter of 2006 to 166,000 bbl per day in the second quarter of 2007. In the first half of 2007 average daily lifting of oil increased to 176,000 bbl per day, compared to 148,000 bbl per day in the first half of 2006.

Average daily production of oil increased from 147,000 bbl per day in the second quarter of 2006 to 181,000 bbl per day in the second quarter of 2007. The average daily oil production in the first half of 2007 was 177,000 bbl per day, compared to 149,000 bbl per day in the first half of 2006.

The increase in oil production from the second quarter of 2006 to the second quarter of 2007 was mainly related to start-up of new fields such as Dalia in Angola block 17, the East and West Azeri part of the ACG field in Azerbaijan, In Amenas in Algeria as well as increased production on Girassol/Jasmim in Angola block 17 due to a major turnaround in the second quarter of 2006. These increases were partly offset by decreased production on Kizomba A and B in Angola block 15 due to PSA effects, as well as expected production decline on the UK fields.

Average daily gas production was 27,000 boe per day in the second quarter of 2007 compared to 42,000 boe per day in the second quarter of 2006. For the first six months of 2007 average daily gas production was 44,000 boe per day compared to 40,000 boe per day during the corresponding period of last year. The decrease in gas production from the second quarter of 2006 to the second quarter of 2007 was mainly attributable to decreased gas entitlement from the In Salah field due to PSA effects, which was partly offset by gas production on Shah Deniz in Azerbaijan, which initially came on stream 15 December 2006.

Exploration expenditure (including capitalised exploration expenditure) was NOK 1.3 billion in the second quarter of 2007 compared to NOK 0.8 billion in the second quarter of 2006. Exploration expenditure for the first half of 2007 was NOK 2.4 billion compared to NOK 1.6 billion in the corresponding period of 2006.

Exploration expenses were NOK 0.9 billion in the second quarter of 2007 compared to NOK 0.4 billion in the corresponding period of 2006. Exploration expenses were NOK 1.4 billion in the first half of 2007 compared to NOK 0.8 billion in the first half of 2006. Increased exploration expenses were mainly due to higher activity, higher seismic costs and generally more expensive wells.

During the second quarter of 2007, five exploration and appraisal wells were completed internationally. HTJ West 1 in Algeria was completed as a gas discovery. Five exploration wells were completed in the second quarter of 2006. In the first half of 2007, 12 wells were completed internationally, four of which are confirmed discoveries. Drilling in five additional wells was ongoing at the end of the second quarter.

On 21 June, operator Statoil and partner Sonatrach announced that the companies have completed and tested exploration well number two in the Hassi Mouina licence in the Sahara Desert in Algeria. The partners have proven and tested gas in the Hassi Tidjerane West (HTJW-1) well. Statoil has a 75% interest in Hassi Mouina. Sonatrach is partner with 25%.

On 26 June, Statoil received final approval of the acquisition of NAOSC from the Canadian Ministry of Industry. The total transaction value is approximately CAD 2.2 billion, equivalent to about USD 2.0 billion.

On 26 June, Statoil agreed with the Venezuelan government on the main terms and conditions for its participation in the new incorporated joint venture with a minimum state participation of 60% (known as a mixed company) to be created for Sincor. The terms and conditions are subject to approval by the Venezuelan National Assembly.

On 29 June, operator Total announced that production has commenced on the Rosa deepwater field in Angola block 17. Statoil has a 13.33% interest in the field.

On 5 July, Statoil announced that gas export to Turkey has commenced from the Shah Deniz gas and condensate field in Azerbaijan. Volumes are transported through the South Caucasus Pipeline.

On 8 July, Statoil completed the exploration well Ballena in Plataforma Deltana offshore Venezuela. The Ballena well is the second of the three wells that are part of the exploration campaign in Block 4.

On 18 July, Statoil announced an oil discovery in the Rosebank appraisal well 205/1-1 with encouraging test results. This well is the second of a three-well appraisal programme. Statoil’s interest in the Chevron-operated Rosebank prospect is 30%.

NATURAL GAS

	Second quarter				First half				Full year
	2007	2006		2007	2007	2006		2007	2006
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

IFRS income statement
Total revenues and other income	13,062	13,686	(5%)	2,216	25,638	31,231	(18%)	4,350	63,058

Cost of goods sold	9,910	8,612	15%	1,681	19,848	19,819	0%	3,367	40,831
Operating, selling and administrative expenses	2,212	1,965	13%	375	4,550	4,278	6%	772	9,400
Depreciation, amortisation and impairment	265	185	43%	45	598	404	48%	101	824

Total expenses	12,387	10,762	15%	2,102	24,996	24,501	2%	4,241	51,055

Net operating income	675	2,924	(77%)	115	642	6,730	(90%)	109	12,003

Operational data
Natural gas sales (Statoil equity) (bcm)	6.1	5.7	7%		12.6	12.6	0%		25.4
Natural gas sales
(third-party volumes) (bcm)	1.2	0.8	46%		1.6	1.7	(4%)		3.2
Natural gas sales (bcm)	7.2	6.4	12%		14.3	14.3	0%		28.5
Natural gas price (NOK/scm)	1.53	1.77	(13%)		1.63	1.91	(14%)		1.91
Transfer price natural gas (NOK/scm)	1.25	1.27	(1%)		1.32	1.26	4%		1.36
Regularity at delivery point	100%	100%	0%		100%	100%	0%		100%

Net operating income in the second quarter of 2007 was NOK 0.7 billion compared to NOK 2.9 billion in the second quarter of 2006. The decrease of NOK 2.2 billion was mainly due to lower prices of piped natural gas by NOK 1.6 billion, a NOK 1.3 billion increase in cost of goods sold and negative changes in fair value of derivatives amounting to NOK 0.7 billion. The decrease was partly offset by higher sales volumes of NOK 1.3 billion.

Net operating income for the first half of 2007 was NOK 0.6 billion, compared to NOK 6.7 billion in the first half of 2006. The decrease of NOK 6.1 billion was mainly due to lower prices of piped natural gas by NOK 3.7 billion, and negative changes in fair value of derivatives amounting to NOK 2.4 billion; a NOK 1.4 billion loss on a long-term gas sales contract measured at fair value and a NOK 1.0 billion loss relating to the net change in value in the period of other trading and hedging activities.

Natural gas sales for the second quarter of 2007 were 7.2 billion standard cubic metres (scm), including sales of third-party liquefied natural gas (LNG), compared to 6.4 billion scm in the second quarter of 2006, an increase of 12%. Of the total gas sales in the second quarter of 2007, 6.1 billion scm was equity gas. The sales of natural gas from the In Salah and Shah Deniz fields are reported by the International E&P segment.

In the first half of 2007, natural gas sales were 14.3 billion scm, including sales of third-party LNG, the same as in the first half of 2006. Of the total gas sales in the first half of 2007, equity gas was 12.6 billion scm.

The average price for gas piped to Europe in the second quarter of 2007 was NOK 1.53 per scm (6.86 USD/MMBtu), compared with NOK 1.77 per scm (7.51 USD/MMBtu) in the second quarter of 2006, a decrease of 13%.

The cost of goods sold for the second quarter of 2007 increased by NOK 1.3 billion compared to the second quarter of 2006, mainly due to increased equity and third party volumes. This was partly offset by a decrease in the third-party gas purchase price. The transfer price for gas from E&P Norway to Natural Gas was NOK 1.25 per scm in the second quarter of 2007, a decrease of 1% compared to the second quarter of 2006 of NOK 1.27 per scm. The transfer price for gas from E&P Norway was 4% higher in the first half of 2007 compared to the first half of 2006.

On 1 July 2007 Gassco took over from Statoil the operation of the receiving stations for Norwegian gas in the continental Europe. One hundred employees from the gas terminal organisations in Dornum, Emden, Zeebrugge and Dunkerque were transferred from Statoil to Gassco. Statoil Deutschland continues with 13 employees involved in storage and transport activities.

MANUFACTURING & MARKETING

	Second quarter				First half				Full year
	2007	2006		2007	2007	2006		2007	2006
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

IFRS income statement
Total revenues and other income	94,344	92,092	2%	16,006	179,452	183,065	(2%)	30,446	361,027

Cost of goods sold	86,969	85,278	2%	14,755	166,376	169,884	(2%)	28,227	335,020
Operating, selling and administrative expenses	4,376	4,044	8%	742	8,522	8,315	2%	1,446	17,368
Depreciation, amortisation and impairment	416	309	35%	71	832	847	(2%)	141	2,070

Total expenses	91,761	89,631	2%	15,568	175,730	179,046	(2%)	29,814	354,458

Net operating income	2,583	2,461	5%	438	3,722	4,019	(7%)	631	6,569

Operational data
FCC margin (USD/bbl)	11.7	9.7	21%		9.3	7.8	19%		7.1
Contract price methanol (EUR/tonne)	250	285	(12%)		306	250	22%		300

Net operating income for Manufacturing & Marketing in the second quarter of 2007 was NOK 2.6 billion compared to NOK 2.5 billion in the second quarter of 2006. The increase was mainly due to realisations of previously deferred gains on inventories within Oil trading and improved results from the Energy & Retail business, partly offset by lower regularity due to planned turnarounds within Manufacturing.

In the first half of 2007 net operating income was NOK 3.7 billion compared to NOK 4.0 billion in the first half of 2006. The decrease was mainly due to deferred gains on inventories within Oil trading.

Oil trading net operating income in the second quarter of 2007 was NOK 1.3 billion compared to NOK 0.9 billion in the second quarter of 2006. The increase was mainly due to realisations of previously deferred gains on inventories and positive changes in inventory values, but was partly offset by lower income from trading. In the first half of 2007 net operating income was NOK 1.3 billion compared to NOK 1.6 billion in the first half of 2006. The decrease was mainly due to deferred gains on inventories.

Net operating income for Manufacturing was NOK 1.0 billion in the second quarter of 2007, compared to NOK 1.3 billion in the second quarter of 2006. In the first half of 2007, net operating income was NOK 1.8 billion, compared to NOK 2.0 billion in the first half of 2006. The decrease in both periods was mainly due to lower regularity due to planned turnarounds, but was partly offset by higher refining margins. In the second quarter of 2007, the average refining margin (FCC) was USD 11.7 per barrel compared to USD 9.7 per barrel in the second quarter of 2006, an increase of 21%. The average contract price of methanol was EUR 250 per tonne in the second quarter of 2007 compared to EUR 285 per tonne in the second quarter of 2006, a decrease of 12%.

Net operating income for Energy & Retail was NOK 0.3 billion in the second quarter of 2007, compared to NOK 0.2 billion in the second quarter of 2006. Net operating income in the first half of 2007 was NOK 0.7 billion, compared to NOK 0.4 billion in the first half of 2006. The increase in both periods was mainly due to higher fuel volumes and margins, and sales growth in the convenience market segment.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows provided by operating activities were NOK 36.9 billion in the first half of 2007, compared to NOK 35.2 billion in the first half of 2006. The increase in cash flows provided by operating activities of NOK 1.8 billion from the first half of 2006 to the first half of 2007 was mainly due to changes in working capital of NOK 8.8 billion, a decrease in current financial investments of NOK 3.9 billion and a decrease in taxes paid of NOK 0.4 billion. This was partly offset by a decrease in cash flows from underlying operations of NOK 11.3 billion.

Cash flows used in investing activities were NOK 36.4 billion in the first half of 2007 compared to NOK 15.6 billion in the first half of 2006.

Gross investments, defined as additions to property, plant and equipment (including intangible assets and long-term share investments) and capitalised exploration expenditure, were NOK 23.1 billion in the second quarter of 2007, compared to NOK 11.0 billion in the second quarter of 2006. In the first half of 2007, gross investments were NOK 36.9 billion, as compared to NOK 20.6 billion in the first half of 2006. Total gross investments for the second quarter of 2007 include the acquisition of the NAOSC assets of NOK 12.1 billion.

	Second quarter				First half				Full year
Gross investments (in billions)	2007 NOK	2006 NOK	Change	2007 USD*	2007 NOK	2006 NOK	Change	2007 USD*	2006 NOK

- E&P Norway	5.8	4.9	19%	1.0	10.2	10.2	0%	1.7	20.9
- International E&P	15.4	4.9	212%	2.6	23.5	8.4	181%	4.0	20.0
- Natural Gas	0.4	0.7	(34%)	0.1	0.7	1.1	(38%)	0.1	2.3
- Manufacturing & Marketing	1.3	0.4	237%	0.2	2.0	0.7	203%	0.3	2.5
- Other	0.1	0.1	27%	0.0	0.4	0.2	127%	0.1	0.5

Total gross investment	23.1	11.0	110%	3.9	36.9	20.6	79%	6.3	46.2

The difference between cash flow used in investment activities and gross investments in the second quarter of 2007 was mainly related to other changes in long-term loans granted and liabilities related to joint-ventures in development.

	Second quarter		First half		Year
Reconciliation of cash flow to gross investments (in NOK billion)	2007	2006	2007	2006	2006

Cash flows to investments	21.2	8.5	36.4	15.6	39.8
NCS portfolio transactions	-	-	-	0.1	0.1
Capital leases	-	-	-	-	2.4
Proceeds from sales of assets	0.2	1.0	0.3	1.5	2.0
Other changes in long-term loans granted and liabilities joint-venture	1.7	1.5	0.2	1.8	1.7

Gross investments	23.1	11.0	36.9	20.6	45.9

Cash flows used in financing activities were NOK 3.9 billion in the second quarter of 2007 compared to NOK 18.9 billion in the second quarter of 2006. In the first half of 2007, cash flows used in financing activities amounted to NOK 4.7 billion compared to NOK 17.6 billion in the first half of 2006. The main reason for the decrease in cash flows used in financing activities was an increase in short-term borrowings. The amount reported in the first six months of 2007 includes a dividend paid to shareholders of NOK 19.6 billion related to the annual accounts in 2006, while the dividend paid to shareholders in the first half of 2006 was NOK 17.8 billion.

New long-term borrowings at 30 June 2007 were NOK 1.7 billion compared to no new long-term borrowings in the first half of 2006. Repayment of long-term debt at 30 June 2007 was NOK 2.0 billion compared to NOK 1.3 billion in the first half of 2006.

Gross interest-bearing debt was NOK 50.4 billion at the end of the second quarter of 2007 compared to NOK 32.9 billion at the end of the second quarter of 2006. The increase was mainly related to an increase in short-term debt.

Net interest-bearing debt (9) was NOK 43.1 billion at 30 June 2007 compared to NOK 13.0 billion at 30 June 2006.

The increase in net interest-bearing debt from the second quarter of 2006 to the second quarter of 2007 was mainly related to an increase in gross debt in combination with a decrease in liquid assets to fund the dividend payment and an acquisition in the quarter.

Net debt to capital employed before adjustments was 27.9% at 30 June 2007, compared to 11.3% at 30 June 2006. Adjusted net debt to capital employed ratio, defined as net interest-bearing debt to capital employed, was 26.2% as of 30 June 2007, compared to 10.6% as of 30 June 2006. The increase in net debt to capital employed ratio was mainly related to an increase in net interest-bearing debt.

In the calculation of net interest-bearing debt, Statoil makes certain adjustments, which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see - Use and reconciliation of non-GAAP financial measures below.

Cash, cash equivalents and short-term investments were NOK 3.4 billion at 30 June 2007, compared to NOK 19.0 billion at 30 June 2006. The decrease in liquid assets was mainly due to an increase in investments, including the payment of CAD 2.2 billion, equivalent to about NOK 12.0 billion related to the acquisition of NAOSC. Cash and cash equivalents were NOK 3.2 billion at 30 June 2007, compared to NOK 9.1 billion at 30 June 2006. Current financial investments amounted to NOK 0.2 billion at 30 June 2007, compared to NOK 9.9 billion at 30 June 2006.

Current items (total current assets less current liabilities) were reduced by NOK 19.9 billion from negative current items of NOK 0.8 billion at 30 June 2006 to negative current items of NOK 20.8 billion at 30 June 2007. The change in current items was mainly due to an increase in current financial liabilities of NOK 16.2 billion, a decrease in current financial investments of NOK 9.7 billion, a decrease in cash and cash equivalents of NOK 5.9 billion and an increase in trade and other payables of NOK 3.3 billion. These factors were partly offset by a decrease in income taxes payable of NOK 6.7 billion, an increase in inventories of NOK 5.2 billion, and a decrease in accounts payable and related parties of NOK 2.3 billion.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Statoil is subject to SEC regulations regarding the use of ”non-GAAP financial measures” in public disclosures. Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP.

For more information on our use of non-GAAP financial measures, see Item 5 - Operating and Financial Review and Prospects - Use of Non-GAAP Financial Measures in Statoil’s 2006 Annual Report on Form 20-F/A.

The following financial measures may be considered non-GAAP financial measures:
• Return on average capital employed (ROACE)
• Normalised production cost per barrel
• Net debt to capital employed ratio

Statoil uses ROACE to measure the return on capital employed regardless of whether the financing is through equity or debt. This measure is viewed by the company as providing useful information, both for the company and investors, regarding performance for the period under evaluation. Statoil makes regular use of this measure to evaluate its operations. Statoil’s use of ROACE should not be viewed as an alternative to net operating income, or to net income, which are the measures calculated in accordance with generally accepted accounting principles or ratios based on these figures.

Calculation of numerator and denominator used in ROACE calculation (in NOK million, except percentages)	Twelve months ended 30 June 2007	Year ended 31 December 2006

Net income for the last 12 months	39,029	40,865
After-tax net financial items for the last 12 months	(5,156)	(3,833)

Net income adjusted for financial items after tax (A1)	33,873	37,032

Calculated average capital employed
Average capital employed before adjustments (B1)	145,871	142,189
Average capital employed (B2)	143,419	140,497

Calculated ROACE
Calculated ROACE based on average capital employed before adjustments (A1/B1)	23.2%	26.0%
Calculated ROACE based on average capital employed (A1/B2)	23.6%	26.4%

Normalised production cost in NOK per boe is used to evaluate the underlying development in the production cost. Statoil’s production costs internationally are mainly incurred in USD. In order to exclude currency effects and to reflect the change in the underlying production cost, the USDNOK exchange rate is held constant at 6.00 in the calculations of normalised production cost.

Normalised production cost per boe is reconciled in the table below to the most comparable GAAP measure, production cost per boe (8).

Production cost per boe	Twelve months ended 30 June 2007	Twelve months ended 31 December 2006

Total production costs last 12 months (in NOK million)	12,160	11,026
Produced volumes last 12 months (million boe)	414	414
Average USDNOK exchange rate last 12 months	6.25	6.41

Production cost (USD/boe)	4.70	4.15

Calculated production cost (NOK/boe)	29.4	26.6

Normalisation of production cost per boe
Total production costs last 12 months (in NOK million)	12,160	11,026
Production costs last 12 months International E&P (in USD million)	385	348
Normalised exchange rate (USDNOK)	6.00	6.00

Production costs last 12 months International E&P normalised at USDNOK 6.00	2,310	2,087
Production costs last 12 months E&P Norway (in NOK million)	9,755	8,798
Total production costs last 12 months in NOK million (normalised)	12,065	10,885
Produced volumes last 12 months (million boe)	415	416

Production cost (NOK/boe) normalised at USDNOK 6.00 [8]	29.1	26.2

The calculated net debt to capital employed ratio is viewed by the company as providing a more complete picture of the group’s current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to total debt and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

- Since different legal entities in the group lend to projects and others borrow from banks, project financing through an external bank or similar institution will not be netted in the balance sheet, and will over-report the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction is off-set against receivables on the SDFI.
- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

The net interest-bearing debt adjusted for these three items is included in the average capital employed, which is also used in the calculation of the ROACE.

The table below reconciles net interest-bearing debt, capital employed and net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio (in NOK million)	30 June 2007	30 June 2006	31 December 2006

Total shareholders’ equity	119,710	107,712	124,943
Minority interest	1,667	1,620	1,574

Total equity and minority interest (A)	121,377	109,332	126,517

Short-term debt	20,587	4,437	5,515
Long-term debt	29,821	28,495	29,966

Gross interest-bearing debt	50,408	32,932	35,481

Cash and cash equivalents	(3,165)	(9,054)	(7,367)
Current financial investments	(189)	(9,899)	(1,031)

Cash and cash equivalents and current financial investments	(3,354)	(18,953)	(8,398)

Net debt before adjustments (B1)	47,054	13,979	27,083

Other interest-bearing elements	-	1,487	-
Marketing instruction adjustment	(1,657)	-	-
Adjustment for project loan	(2,267)	(2,467)	(2,443)

Net interest-bearing debt (B2)	43,130	12,999	24,640

Calculation of capital employed
Capital employed before adjustments to net interest-bearing debt (A+B1)	168,431	123,311	153,600
Capital employed (A+B2)	164,507	122,331	151,157

Calculated net debt to capital employed
Net debt to capital employed before adjustments (B1/(A+B1))	27.9%	11.3%	17.6%
Net debt to capital employed (B2/(A+B2))	26.2%	10.6%	16.3%

End notes

1) After-tax return on average capital employed for the last 12 months is calculated as net income after-tax net financial items adjusted for accretion expenses, divided by the average of opening and closing balances of net interest-bearing debt, shareholders’ equity and minority interest. See table under Return on average capital employed for a reconciliation of the numerator. See table under Net debt to capital ratio for a reconciliation of capital employed.

Statoil’s second quarter 2007 interim consolidated financial statements have been prepared in accordance with IFRS. Comparative financial statements for previous periods presented have also been prepared in accordance with IFRS. However, we do not have comparable figures for 2005, and hence we are not able to calculate average capital employed for the twelve months ending 30 June 2006.

(2) For a definition of non-GAAP financial measures and use of ROACE, see Use and reconciliation of non-GAAP financial measures.

(3)The group’s average oil price is a volume-weighted average of the segment prices of oil and natural gas liquids (NGL), including a margin for oil sales, trading and supply (O&S).

(4) FCC: fluid catalytic cracking.

(5) Oil volumes include condensate and NGL, exclusive of royalty oil.

(6) Lifting of oil corresponds to sales of oil for E&P Norway and International E&P. Deviations from share of total lifted volumes from the field compared to the share in the field production are due to periodic over- or underliftings.

(7) The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production of oil and natural gas. For a specification of normalising assumptions, see end note 8. For normalisation of production cost, see table under Production cost.

We do not have comparable figures for 2005 prepared in accordance with IFRS, and hence we are not able to calculate production unit cost for the twelve months ending 30 June 2006.

(8) By normalisation it is assumed that production costs in E&P Norway are incurred in NOK. Only costs incurred in International E&P are normalised at a USDNOK exchange rate of 6.00. Certain reclassifications have been made to prior periods’ figures to be consistent with the current period’s classifications.

For purposes of measuring Statoil’s performance against the 2007 guidance for normalised production cost a USDNOK exchange rate of 6.00 is used.

(9) Net interest-bearing debt is long-term interest-bearing debt and short-term interest-bearing debt reduced by cash, cash equivalents and short-term investments. In the first and third quarter, net interest-bearing debt is normalised by excluding 50% of the cash build-up related to tax payments due in the beginning of April and October each year.

FORWARD LOOKING STATEMENTS

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding Statoil’s oil and gas production forecasts; production costs and other measures; targets with respect to participation in drilling and exploration activities; plans for future development and operation of projects; expected exploration and development activities; expected start-up dates for projects and operatorships; expected acquisitions or dispositions of assets; plans for integration following the merger of Statoil with Hydro’s oil and gas business; expected receipt of regulatory and other approvals required for operations and expected closings of transactions are forward-looking statements. Forward-looking statements are sometimes, but not always, identified by such phrases as “will”, “expects”, “is expected to”, “should”, “may”, “is likely to”, “intends” and “believes”. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil’s business, is contained in Statoil’s 2006 Annual Report on Form 20-F/A filed with the US Securities and Exchange Commission, which can be found on Statoil’s web site at www.statoil.com.

CONSOLIDATED STATEMENTS OF INCOME - IFRS

	For the three months ended 30 June		For the six months ended 30 June		For the year ended 31 December
(in NOK million)	2007	2006	2007	2006	2006

REVENUES AND OTHER INCOME
Revenues	108,883	107,610	209,053	219,342	431,757
Net income (loss) from equity accounted investments	137	136	381	223	408
Other income	23	642	108	1,175	1,801

Total revenues and other income	109,043	108,388	209,542	220,740	433,966

OPERATING EXPENSES
Cost of goods sold	(65,782)	(62,496)	(124,766)	(124,946)	(245,492)
Operating expenses	(9,209)	(7,827)	(18,735)	(15,915)	(33,653)
Selling, general and administrative expenses	(1,544)	(1,957)	(3,131)	(4,295)	(8,486)
Depreciation, amortisation and impairment	(5,334)	(5,020)	(10,772)	(10,438)	(21,714)
Exploration expenses	(1,187)	(1,167)	(2,364)	(2,233)	(5,664)

Total operating expenses	(83,056)	(78,467)	(159,768)	(157,827)	(315,009)

Net operating income	25,987	29,921	49,774	62,913	118,957

FINANCIAL ITEMS
Net foreign exchange gains and losses	2,837	3,049	4,408	4,596	3,285
Interest income and other financial items	453	(300)	734	154	2,882
Interest and other finance expenses	(948)	(482)	(1,797)	(1,131)	(2,370)

Net financial items	2,342	2,267	3,345	3,619	3,797

Income before tax	28,329	32,188	53,119	66,532	122,754
Income tax	(17,378)	(22,346)	(34,334)	(45,911)	(81,889)

Net income	10,951	9,842	18,785	20,621	40,865

Attributable to:
Equity holders of the parent company	10,723	9,560	18,403	20,203	40,135
Minority interest	228	282	382	418	730

	10,951	9,842	18,785	20,621	40,865

Earnings per share for income attributable to equity holders of the company - basic and diluted	5.00	4.42	8.58	9.33	18.57
Dividend declared per ordinary share	9.12	8.20	9.12	8.20	8.20
Weighted average number of ordinary shares outstanding	2,144,705,762	2,165,208,287	2,144,794,032	2,165,262,582	2,161,028,202
See notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS - IFRS

(in NOK million)	At 30 June 2007	At 30 June 2006	At 31 December 2006

ASSETS
Non-current assets
Property, plant and equipment	191,699	167,875	185,875
Intangible assets	39,139	17,938	21,330
Equity accounted investments	6,725	6,525	6,824
Deferred tax assets	340	321	375
Pension assets	543	1,800	1,113
Non-current financial investments	14,360	13,767	13,566
Non-current derivative financial instruments	97	160	450
Non-current financial receivables	3,162	3,228	3,541

Total non-current assets	256,065	211,614	233,074

Current assets
Inventories	19,105	13,889	14,371
Trade and other receivables	45,935	45,601	47,106
Current derivative financial instruments	12,707	12,015	16,997
Current financial investments	189	9,899	1,031
Cash and cash equivalents	3,165	9,054	7,367

Total current assets	81,101	90,458	86,872

TOTAL ASSETS	337,166	302,072	319,946

EQUITY AND LIABILITIES
Equity
Share capital	5,415	5,415	5,415
Treasury shares	(55)	(2)	(54)
Additional paid-in capital	37,404	37,333	37,366
Additional paid-in capital related to treasury shares	(3,655)	(136)	(3,605)
Retained earnings	86,313	68,438	87,483
Other reserves	(5,712)	(3,336)	(1,662)

Total shareholders’ equity	119,710	107,712	124,943

Minority interest	1,667	1,620	1,574

Total equity	121,377	109,332	126,517

Non-current liabilities
Non-current financial liabilities	29,821	28,495	29,966
Non-current derivative financial instruments	154	425	66
Deferred tax liabilities	46,122	45,787	47,726
Pension liabilities	7,727	6,234	7,394
Non-current provisions	30,110	20,531	28,161

Total non-current liabilities	113,934	101,472	113,313

Current liabilities
Trade and other payables	45,078	44,130	41,213
Income taxes payable	33,457	40,135	30,219
Current financial liabilities	20,587	4,437	5,515
Current derivative financial instruments	2,733	2,566	3,169

Total current liabilities	101,855	91,268	80,116

Total liabilities	215,789	192,740	193,429

TOTAL EQUITY AND LIABILITIES	337,166	302,072	319,946

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENS OF RECOGNISED INCOME AND EXPENSE - IFRS

	For the three months ended 30 June		For the six months ended 30 June		For the year ended 31 December
(in NOK million)	2007	2006	2007	2006	2006

Foreign currency translation differences	(2,221)	(2,583)	(3,951)	(4,027)	(1,926)
Actuarial gains (losses) retirement benefit plans	0	2	(50)	11	(2,929)
Change in fair value of available for sale financial assets	27	(16)	18	(3)	(677)
Change in fair value of available for sale financial assets
transferred to the Consolidated Statements of Income	0	0	(113)	0	0
Income tax on income and expense recognised directly in equity	(7)	4	34	(4)	2,294

Income and expense recognised directly in equity	(2,201)	(2,593)	(4,062)	(4,023)	(3,238)
Net income for the period	10,951	9,842	18,785	20,621	40,865

Total recognised income and expense for the period	8,750	7,249	14,723	16,598	37,627

Attributable to:
Equity holders of the parent company	8,522	6,967	14,341	16,180	36,897
Minority interest	228	282	382	418	730

	8,750	7,249	14,723	16,598	37,627

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS - IFRS

	For the six months ended 30 June		For the year ended 31 December
(in NOK million)	2007	2006	2006

OPERATING ACTIVITIES
Income before tax	53,119	66,532	122,754
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation, amortisation and impairment	10,772	10,438	21,714
Exploration expenditures written off	303	180	667
(Gains) losses on foreign currency transactions and balances	(428)	(1,195)	189
(Gains) losses on sales of assets and other items	(480)	(1,396)	(2,190)
Changes in working capital (other than cash and cash equivalents):
• (Increase) decrease in inventories	(4,734)	(2,538)	(3,120)
• (Increase) decrease in trade and other receivables	1,525	3,325	312
• Increase) decrease in net current financial derivative instruments	3,854	(4,892)	(9,271)
• Increase (decrease) in trade and other payables	3,902	(186)	(1,982)
• Increase (decrease) in current financial investments	842	(3,058)	5,810
Taxes paid	(32,451)	(32,869)	(74,408)
(Increase) decrease in non-current items related to operating activities	719	830	128

Cash flows provided by operating activities	36,943	35,171	60,603

INVESTING ACTIVITIES
Acquisitions, net of cash acquired	(11,994)	0	0
Additions to property, plant and equipment	(16,345)	(12,691)	(31,396)
Exploration expenditures capitalised	(2,147)	(1,459)	(2,454)
Changes in other intangibles	(6,370)	(2,894)	(7,780)
Change in long-term loans granted and other long-term items	211	15	(154)
Proceeds from sale of assets	262	1,468	2,010

Cash flows used in investing activities	(36,383)	(15,561)	(39,774)

FINANCING ACTIVITIES
New long-term borrowings	1,663	8	97
Repayment of long-term borrowings	(2,043)	(1,336)	(1,428)
Distribution to minority shareholders	(289)	(384)	(741)
Dividend paid	(19,560)	(17,756)	(17,756)
Treasury shares purchased	(82)	0	(1,012)
Net short-term borrowings, bank overdrafts and other	15,637	1,911	304

Cash flows used in financing activities	(4,674)	(17,557)	(20,536)

Net increase (decrease) in cash and cash equivalents	(4,114)	2,053	293

Effect of exchange rate changes on cash and cash equivalents	(88)	(24)	49
Cash and cash equivalents at the beginning of the period	7,367	7,025	7,025

Cash and cash equivalents at the end of the period	3,165	9,054	7,367

See notes to the consolidated financial statements.

1. ORGANISATION AND BASIS OF PRESENTATION

General information

Statoil ASA was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway. Statoil’s business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products.

Statoil ASA is listed on Oslo Stock Exchange (Norway) and New York Stock Exchange (USA).

Statement of compliance
Statoil will adopt "International Financial Reporting Standards (IFRS) as adopted by the European Commission for use in the European Union" (EU-IFRS) for the first time in its consolidated financial statements for the year ended 31 December 2007. These financial statements will include comparative figures for the year ended 31 December 2006. Currently EU-IFRS has certain exemptions from IFRS as adopted by the International Accounting Standards Board (IASB), which are not applicable to the Company. Accordingly, there would be no difference between IFRS and EU-IFRS in the presentation in the accompanying financial information. IFRS 1 First-time Adoption of International Financial Reporting Standards requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (e.g. 31 December 2007). IFRS 1 also requires that those policies are applied as of the date of transition to IFRS (e.g., 1 January 2006) and throughout all periods presented in the first IFRS financial statements. The accompanying interim financial information as of and for the periods ended 30 June 2007 and 2006, have been prepared in accordance with those EU-IFRS effective, or issued and early adopted, at 27 July 2007. The EU-IFRS that will be applicable at 31 December 2007, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information. As a result, the accounting policies used to prepare these financial statements are subject to change up to the reporting date of Statoil’s first IFRS financial statements. There have been no changes in accounting policies in this report compared to the transition document dated 7 May 2007.

Basis of preparation
The accounting policies have been applied consistently to all periods presented in these consolidated interim financial statements. A detailed description of the accounting policies used under IFRS is included in the transition document dated 7 May 2007 that has been prepared by the Company and can be accessed from the Company’s web site at www.statoil.com.

The statements of income and balance sheets as of and for the year ended 31 December 2006 have been derived from the transition document dated 7 May 2007. The interim financial statements do not include all of the information and footnotes required by IFRS for complete financial statements. These interim financial statements should be read in conjunction with the transition document dated 7 May 2007 and the annual report on Form 20-F/A 2006 which is prepared on the basis of USGAAP.

These consolidated interim financial statements are presented in accordance with International Accounting Standard 34 Interim Financial Reporting. The financial statements reflect all adjustments that, in the opinion of management, are necessary to provide a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. All such adjustments are of a normal and recurring nature. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. The financial statements are unaudited.

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Change in accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Judgments made by management in the application of IFRS that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in the accounting policies footnote in the transition document.

Commercial factors affecting the financial statements
The Group is exposed to a number of underlying economic factors, such as crude oil prices, natural gas prices, refining margins, foreign exchange rates, as well as financial instruments with fair value derived from changes in these factors, which affect the overall results for each period. In addition, the results of the Group are influenced, in each period, by the level of production which in the short term may be influenced by for instance maintenance. In the long term, the results are impacted by the success of exploration and field development activities.

2. EQUITY

						Other reserves

(in NOK million)	Share capital	Treasury shares	Additional paid-in capital	Additional paid-in capital related to Treasury shares	Retained earnings	Available for sale financial assets	Currency translation adjustment	Minority interest	Total

At 1 January 2006	5,474	(60)	37,305	(96)	65,983	694	0	1,592	110,892
Net income for the period					20,203			418	20,621
Dividends paid					(17,756)				(17,756)
Cash distributions (to) from minority shareholders								(390)	(390)
Foreign currency translation adjustments							(4,027)		(4,027)
Fair value adjustment available for sale financial assets						(3)			(3)
Defined benefit plan actuarial gains (losses)					11				11
Tax on actuarial losses and fair value adjustment on available for sale securities					(4)				(4)
Reduction of Share capital	(59)	59							0
Equity settled share based payments			28						28
Treasury shares purchased		(1)		(40)					(41)

At 30 June 2006	5,415	(2)	37,333	(136)	68,438	691	(4,027)	1,620	109,332

						Other reserves

(in NOK million)	Share capital	Treasury shares	Additional paid-in capital	Additional paid-in capital related to Treasury shares	Retained earnings	Available for sale financial assets	Currency translation adjustment	Minority interest	Total

At 1 January 2007	5,415	(54)	37,366	(3,605)	87,483	264	(1,926)	1,574	126,517
Net income for the period					18,403			382	18,785
Dividends paid					(19,560)				(19,560)
Cash distributions (to) from minority shareholders								(289)	(289)
Foreign currency translation adjustments							(3,951)		(3,951)
Available for sale value transferred to Statement of Income						(113)			(113)
Fair value adjustment available for sale financial assets						18			18
Defined benefit plan actuarial gains (losses)					(50)				(50)
Tax on actuarial losses and fair value adjustment on available for sale securities					38	(4)			34
Equity settled share based payments			38						38
Treasury shares purchased (net of allocated shares)		(1)		(50)					(51)

At 30 June 2007	5,415	(55)	37,404	(3,655)	86,313	165	(5,877)	1,667	121,377

As at 1 January 2006 the common stock was 2,189,585,600 shares at nominal value NOK 2.50. On 10 May 2006 the annual General Meeting resolved to reduce the Company’s Share capital by a total of NOK 58,604,712.50 through the annulment of 23,441,885 own shares. After the annulment Statoil’s Share capital of NOK 5,415,359,287.50 comprises of 2,166,143,715 shares.

As at 30 June 2007 Statoil has 21,628,066 Treasury shares.

The annual General Meeting in 2006 authorised the Board of Directors to acquire own shares for subsequent annulment. Under an agreement with the Norwegian state, which currently has an owner interest in Statoil of 70.9 per cent, a proportion of the State’s shares should later be redeemed and annulled, so that the State’s owner interest remained unchanged. Both the acquired shares and the firm obligation have been included in Treasury shares since the date the Treasury shares have been acquired in the market according to the authorisation. The extraordinary General Meeting on 5 July 2007 approved to reduce the share capital by NOK 50,397,120 by annulment of 5,867,000 acquired Treasury shares, and redemption and annulment of 14,291,848 shares held by the State through the payment of NOK 2,441,899,894 to the State represented by the Ministry of Petroleum and Energy. The amount corresponds to the average volume-weighted price of the Company’s buyback of own shares in the market with the addition of interest. The transaction will be completed and recorded in the Financial Statements for the third quarter of 2007.

For more information regarding changes in equity related to the merger with Hydro’s oil and gas activity, see information in note 6.

3. SEGMENTS

Statoil divides its operations into four segments; Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing. The Exploration and Production Norway and International Exploration and Production segments explore for, develop and produce crude oil and natural gas, and extract natural gas liquids, sulfur and carbon dioxide. The Natural Gas segment transports and markets natural gas and natural gas products. Manufacturing and Marketing is responsible for petroleum refining operations and the marketing and sale of crude oil and refined petroleum products except for natural gas and natural gas products.

Operating segments are determined based on differences in the nature of their operations, products and services. This also aligns with internal management reporting. The measure of segment profit is Net operating income. Statoil also provides imputed segment income tax and segment net income for the period as supplemental information.

The ”Other” section consist of the activities of Corporate services, Corporate Center, Groupe Finance and the tecnical service provider Technology and Projects. The ”Eliminations” section encompasses elimination of inter-segment sales and related unrealised profits mainly from the sale of crude oil and products. Inter-segment revenues are at estimated market prices.

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other	Eliminations	Total

Three months ended 30 June 2007
Revenues third party (including Other income)	439	1,265	12,883	94,291	25	3	108,906
Revenues inter-segment	25,240	5,243	131	37	374	(31,025)	0
Net income (loss) from equity accounted investments	17	64	48	16	(8)	0	137

Total revenues and other income	25,696	6,572	13,062	94,344	391	(31,022)	109,043

Net operating income	18,864	3,132	675	2,583	(85)	818	25,987
Imputed segment income taxes	(14,030)	(1,110)	(90)	(804)	0	(478)	(16,512)

Segment net income for the period	4,834	2,022	585	1,779	(85)	340	9,475

Three months ended 30 June 2006
Revenues third party (including Other income)	895	1,888	13,473	91,890	106	0	108,252
Revenues inter-segment	27,590	4,523	166	161	339	(32,779)	0
Net income (loss) from equity accounted investments	55	0	47	41	(7)	0	136

Total revenues and other income	28,540	6,411	13,686	92,092	438	(32,779)	108,388

Net operating income	21,837	3,375	2,924	2,461	(16)	(660)	29,921
Imputed segment income taxes	(16,447)	(965)	(2,075)	(742)	0	27	(20,202)

Segment net income for the period	5,390	2,410	849	1,719	(16)	(633)	9,719

Six months ended 30 June 2007
Revenues third party (including Other income)	1,249	3,260	25,232	179,356	61	3	209,161
Revenues inter-segment	52,216	10,205	288	46	717	(63,472)	0
Net income (loss) from equity accounted investments	27	204	118	50	(18)	0	381

Total revenues and other income	53,492	13,669	25,638	179,452	760	(63,469)	209,542

Net operating income	39,624	6,613	642	3,722	(258)	(569)	49,774
Imputed segment income taxes	(29,558)	(2,727)	(90)	(1,209)	0	166	(33,418)

Segment net income	10,066	3,886	552	2,513	(258)	(403)	16,356

Six months ended 30 June 2006
Revenues third party (including Other income)	2,893	4,067	30,786	182,589	182	0	220,517
Revenues inter-segment	57,095	8,919	344	389	599	(67,346)	0
Net income (loss) from equity accounted investments	43	0	101	87	(8)	0	223

Total revenues and other income	60,031	12,986	31,231	183,065	773	(67,346)	220,740

Net operating income	46,771	7,052	6,730	4,019	(418)	(1,241)	62,913
Imputed segment income taxes	(35,331)	(2,320)	(4,728)	(1,194)	0	115	(43,458)

Segment net income	11,440	4,732	2,002	2,825	(418)	(1,126)	19,455

Borrowings are managed at a corporate level and financial items are not allocated to segments. Imputed segment income taxes are calculated on segment Net operating income except in cases where a segment has a Net operating loss, in which case no tax benefit is shown. Reconciliations of segment Net operating income and segment Imputed income tax to Net income and Income tax in the Consolidated statements of income are shown below.

	For the three months ended 30 June		For the six months ended 30 June
(in NOK million)	2007	2006	2007	2006

Segment net income	9,475	9,719	16,356	19,455
Net financial items	2,342	2,267	3,345	3,619
Tax on financial items and other tax adjustments	(866)	(2,144)	(916)	(2,453)

Net income	10,951	9,842	18,785	20,621

Imputed segment income taxes	16,512	20,202	33,418	43,458
Tax on financial items and other tax adjustments	866	2,144	916	2,453

Income taxes	17,378	22,346	34,334	45,911

4. INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

(in NOK million)	Intangible assets	Property, plant and equipment

Balance at 1 January 2007	21,330	185,875
Additions	20,256	19,239
Disposals	0	(231)
Expensed exploration expenditures previously capitalised	(303)	0
Depreciation, amortisation and impairment	(77)	(10,695)
Effect of foreign currency translations adjustment and transferrals	(2,067)	(2,489)

Balance at 30 June 2007	39,139	191,699

Additions in Intangible assets relate mainly to capitalised signature bonuses and other exploration rights in connection with acquisition of assets from Anadarko Petroleum Corporation and North American Oil Sands Corporation.

5. COMMITMENTS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

The Ministry of People’s Power for Energy and Petroleum in Venezuela (MENPET) has challenged the production level and the royalty rates of the Sincor joint venture. Effective as of 24 June 2005, Sincor has been charged and has paid an increased royalty rate of 30 per cent related to production exceeding 114,000 barrels a day. Statoil and our partner, Total, have filed administrative appeals to annul the demand for such payments.

Tax adjustment notices previously received related to the Sincor joint venture from the Venezuelan tax authorities have been resolved in the second quarter 2007 with insignificant impact on Statoil’s Consolidated Statement of Income for the period.

As of 30 June 2007, Statoil held a 15 per cent share in the Sincor joint venture while the partners, Total and the Venezuelan state-owned Petróleos de Venezuela, S.A. (PDVSA), held 47 and 38 per cent respectively. On 26 February 2007 the Venezuelan Government issued a Decree-Law for Migration providing for the transformation of Sincor and all other such Strategic Association Agreements into new incorporated joint ventures with a minimum State participation of 60 per cent (known as mixed companies), under the legal framework of the 2002 Organic Hydrocarbons Law. The law decree provided that transfer of operations was to be completed by 30 April 2007. A Memorandum of Understanding (MoU) for the handover of Sincor´s daily operations was accordingly signed on 25 April 2007 between PDVSA, Total, Statoil and MENPET. Starting 1 May 2007, Sincor´s daily operations are managed by a Transition Committee, consisting of nine members: Five appointed by Corporación Venezolana del Petróleo, S.A. (CVP), a wholly-owned subsidiary of PDVSA, three by Total and one by Statoil.

On 26 June 2007, a further MoU, among the same parties, was signed to evidence compliance with article 4 of the Decree-Law for Migration, which required reaching an agreement on the terms and conditions for participating in the new mixed company by 26 June 2007. The MoU includes terms and conditions for the constitution and function of a mixed company in the form of an initialed draft conversion contract that is subject to approval by the Venezuelan National Assembly. The Decree-Law for Migration grants two additional months from June 26 to submit the draft conversion contract and its annexes to the National Assembly for approval.

Compensation to be received for dilution of participating interest and the form of payment are subject to review and approval by the National Assembly. If the National Assembly approves the terms and conditions, Statoil expects that the Sincor migration into a mixed company will be reflected in the Consolidated Financial Statements soon thereafter.

The transfer of control of operations of the Sincor project on 1 May 2007 and the signing of the MoU on 26 June 2007 relating to the migration into a mixed company necessitate changes to the Sincor financing agreements. The Sincor partners are considering alternative solutions with the lenders in order to seek to restructure the existing financing.

A group of Norwegian pensioners has brought legal proceedings against Statoil ASA over certain changes made to the pension fund articles of association in 2002, relating to the basis for adjustment of pension payments after that date. Stavanger District Court ruled in favour of Statoil in the first quarter of 2007. The verdict has been appealed. Depending on the final outcome of this case, the issue might impact certain assumptions used in the computation of Statoil’s pension obligations as reflected in the Consolidated Financial Statements.

Statoil ASA issued a declaration to the Norwegian Ministry of Petroleum and Energy (MPE) in 1999 in connection with a dispute between four Åsgard partners and Statoil related to the construction of new facilities for the Åsgard development at the Kårstø Terminal. The declaration confirmed the MPE similar treatment as the four Åsgard partners with respect to the disputed issues, which had been resolved by 2004. The MPE has indicated that a claim will be presented based on the declaration.

During the normal course of its business Statoil is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. Statoil has provided in its accounts for probable liabilities related to litigation and claims based on the Company’s best judgement. Statoil does not expect that the financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

6. SUBSEQUENT EVENTS AND BUSINESS DEVELOPMENTS

The shareholders of Statoil ASA and Norsk Hydro ASA have at extraordinary General Meetings on 5 July 2007 approved a merger between Statoil ASA and the oil and gas activities of Norsk Hydro ASA. Statoil and Hydro have received clearance from the European Commission as well as approval from SEC (U.S. Security and Exchange Commission) for the merger. Final closing will take place at the expiry of the period for creditor’s objections under Norwegian law and is expected to take place in October 2007. In the meantime, Hydro and Statoil will continue to be managed as separate companies.

In connection with the merger the extraordinary General Meeting in Statoil has approved to increase Statoil’s share capital by NOK 2,606,655,590 from NOK 5,364,962,167.50 to NOK 7,971,617,757.50 through the issuing of 1,042,662,236 shares with a nominal value of NOK 2.50. Hydro’s shareholders will hold 32.7 per cent and Statoil’s shareholders will hold 67.3 per cent of the merged company. Hydro’s shareholders will receive 0.8622 shares in the merged company for each Hydro share and continue as owners of Hydro. Statoil’s shareholders will maintain their holdings in the merged company on a one-for-one basis. The Norwegian state will hold approximately 62.5 per cent in the merged company.

A merger with Hydro will result in changes to the business. Assets, liabilities, rights and obligations related to Hydro’s oil and gas activities will be taken over by Statoil. The merger will be accounted for as a transaction between entities under common control and, accordingly, the carrying amount of the assets and liabilities of the merged company are recorded at their carrying amounts, and comparable financial figures for prior periods will be restated to present the merged company as if the entities had always been combined. Certain obligations in Statoil are contingent on the completion of the merger. Early retirement will for instance be used as an instrument to avoid redundancy among employees in connection with the merger. The expected liability related to the early retirement scheme and other restructuring expenses will be accounted for when the agreement becomes unconditional.

7. RECONCILIATION BETWEEN IFRS AND USGAAP FIGURES FOR PRIOR YEAR

(in NOK million)	For the three months ended 30 June 2006	For the six months ended 30 June 2006

Consolidated net income under USGAAP (including minority interest)	10,029	20,426

Differences related to:
Financial instruments	206	1,607
Inventory valuation	(320)	(15)
Deferred tax adjustments	(27)	(1,373)
Other	(46)	(24)

Net changes	(187)	195

Consolidated net income for the period under IFRS	9,842	20,621

(in NOK million)		At 30 June 2006

USGAAP Equity (including minority interest)		106,389

Differences related to:
Financial instruments		8,061
Pensions		(5,349)
Inventory valuation		2,805
Asset retirement obligations (ARO)		(210)
Deferred tax adjustments		(5,122)
Other		2,758

Net changes		2,943

Shareholders’ equity under IFRS		109,332

For more information regarding recorded differences between IFRS and USGAAP see the transition document mentioned in note 1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: July 30, 2007	By:	/s/ Eldar Sætre Eldar Sætre Chief Financial Officer

PRESS RELEASE:

SOLID DELIVERIES

Statoil’s net income in the second quarter of 2007 amounted to NOK 11.0 billion, compared to NOK 9.8 billion in the second quarter of 2006. In the first six months of 2007, net income was NOK 18.8 billion compared to NOK 20.6 billion in the first six months of 2006.

The 11% increase in net income from the second quarter of 2006 to the second quarter of 2007 was mainly due to lower income taxes and higher sales volumes of natural gas. The increase in net income was partly offset by a decrease in the natural gas price and in the average realised oil price, both measured in NOK.

”We deliver strong results and a record high international oil production, while continuing our efforts to position the group for future growth. Our acquisition of North American Oil Sands Corporation was approved by the Canadian authorities in June. In July the shareholders of Statoil and Hydro approved the merger of Statoil and Hydro’s oil and gas activities, and the integration planning is on track,” says Helge Lund, Statoil’s chief executive officer.

The CEO is also pleased with the continued high exploration and project activity.

“As operator and partner we have announced five discoveries, four on the Norwegian continental shelf and one internationally. In addition, we recently announced a successful appraisal well and production test at Rosebank on the UK continental shelf.”

”Three new projects have come on stream and the first delivery of gas from Shah Deniz to Turkey in July represents another milestone for Statoil,” Mr Lund notes.

Return on average capital employed after tax (ROACE) (*) for the 12 months ended 30 June 2007 was 23.6%, compared to 26.4% for the 12 months ended 31 December 2006. The decrease was mainly due to lower oil and gas prices measured in NOK. ROACE is defined as a non-GAAP financial measure (*).
In the second quarter of 2007, earnings per share were NOK 5.00 compared to NOK 4.42 in the second quarter of 2006. For the first six months of 2007, earnings per share were NOK 8.58, compared to NOK 9.33 for the same period in 2006.

Net operating income in the second quarter of 2007 was NOK 26.0 billion compared to NOK 29.9 billion in the second quarter of 2006. The decrease was mainly due to a 13% decrease in gas prices and a 3% decrease in the average realised oil price, both measured in NOK, an 11% decrease in liftings of oil on the Norwegian continental shelf (NCS), and a net increase in operating expenses and selling, general and administrative expenses of NOK 1.0 billion mainly due to higher activity. The decrease in net operating income was partly offset by a change in unrealised profit on inventories of NOK 1.5 billion, higher sales volume of gas of NOK 1.3 billion and an increase of 13% in liftings of oil in International E&P.

In the first half of 2007, net operating income was NOK 49.8 billion compared to NOK 62.9 billion in the first half of 2006. The decrease was mainly due to an 8% decrease in the average oil price and a 14% decrease in gas prices, both measured in NOK, negative changes in derivatives amounting to NOK 3.3 billion, an increase of net NOK 1.7 billion in operating, general and administrative expenses, mainly due to higher activity, and a decrease in other income of NOK 1.1 billion related to sales and exchanges of assets in the first half of 2006. The decrease in net operating income in the first half of 2007 was partly offset by a change in unrealised profit on inventories of NOK 0.7 billion.

Consolidated statements of income - IFRS

	Second quarter			First half			Full year
(in millions)	2007 NOK	2006 NOK	Change	2007 NOK	2006 NOK	Change	2006 NOK

Revenues and other income
Revenues	108,883	107,610	1%	209,053	219,342	(5%)	431,757
Net income (loss) from equity accounted investments	137	136	1%	381	223	71%	408
Other income	23	642	(96%)	108	1,175	(91%)	1,801

Total revenues and other income	109,043	108,388	1%	209,542	220,740	(5%)	433,966

Operating expenses
Cost of goods sold	65,782	62,496	5%	124,766	124,946	0%	245,492
Operating expenses	9,209	7,827	18%	18,735	15,915	18%	33,653
Selling, general and administrative expenses	1,544	1,957	(21%)	3,131	4,295	(27%)	8,486
Depreciation, amortisation and impairment	5,334	5,020	6%	10,772	10,438	3%	21,714
Exploration expenses	1,187	1,167	2%	2,364	2,233	6%	5,664

Total operating expenses	83,056	78,467	6%	159,768	157,827	1%	315,009

Net operating income	25,987	29,921	(13%)	49,774	62,913	(21%)	118,957

Financial items
Net foreign exchange gains and losses	2,837	3,049	(7%)	4,408	4,596	(4%)	3,285
Interest income and other financial items	453	(300)	251%	734	154	377%	2,882
Interest and other finance expenses	(948)	(482)	97%	(1,797)	(1,131)	59%	(2,370)

Net financial items	2,342	2,267	3%	3,345	3,619	(8%)	3,797

Income before tax	28,329	32,188	(12%)	53,119	66,532	(20%)	122,754
Income tax	(17,378)	(22,346)	(22%)	(34,334)	(45,911)	(25%)	(81,889)

Net income	10,951	9,842	11%	18,785	20,621	(9%)	40,865

Attributable to:
Equity holders of the company	10,723	9,560	12%	18,403	20,203	(9%)	40,135
Minority interest	228	282	(19%)	382	418	(9%)	730
	10,951	9,842	11%	18,785	20,621	(9%)	40,865

Net operating income	Second quarter			First half			Full year
for the segments (in millions)	2007 NOK	2006 NOK	Change	2007 NOK	2006 NOK	Change	2006 NOK

E&P Norway	18,864	21,837	(14%)	39,624	46,771	(15%)	89,910
International E&P	3,132	3,375	(7%)	6,613	7,052	(6%)	10,757
Natural Gas	675	2,924	(77%)	642	6,730	(90%)	12,003
Manufacturing & Marketing	2,583	2,461	5%	3,722	4,019	(7%)	6,569
Other	(85)	(16)	(431%)	(258)	(418)	38%	(597)
Eliminations of internal unrealised profit on inventories	818	(660)	n/a	(569)	(1,241)	n/a	315

Net operating income	25,987	29,921	(13%)	49,774	62,913	(21%)	118,957

Financial data

	Second quarter			First half			Full year
	2007	2006	2007	2007	2006	Change	2006

Weighted average number of ordinary shares outstanding	2,144,705,762	2,165,208,287		2,144,794,032	2,165,262,582		2,161,028,202
Earnings per share	5.00	4.42	13%	8.58	9.33	(8%)	18.57
ROACE (last 12 months)	23.6%	n/a		23.6%	n/a		26.4%
Cash flows provided by operating activities (billion)	11.7	16.8	(30%)	36.9	35.2	5%	60.6
Gross investments (billion)	23.1	11.0	110%	36.9	20.6	79%	46.2
Net debt to capital employed ratio	26.2%	10.6%		26.2%	10.6%		16.3%

Operational data

	Second quarter			First half			Full year
	2007	2006	Change	2007	2006	Change	2006

Average oil price (USD/bbl)	68.8	68.5	0%	62.8	64.5	(3%)	64.4
USDNOK average daily exchange rate	6.01	6.23	(4%)	6.13	6.46	(5%)	6.42
Average oil price (NOK/bbl) [*]	413	427	(3%)	385	417	(8%)	413
Gas prices (NOK/scm)	1.53	1.77	(13%)	1.63	1.91	(14%)	1.91
Refining margin, FCC (USD/boe) [*]	11.7	9.7	21%	9.3	7.8	19%	7.1
Total oil prodction (1,000 boe/day)	666	643	4%	674	678	(1%)	670
Total gas production (1,000 boe/day)	446	433	3%	481	478	1%	465
Total oil and gas production (1,000 boe/day) [*]	1,112	1,076	3%	1,155	1,156	0%	1,135
Total oil liftings (1,000 boe/day)	633	671	(6%)	684	690	(1%)	668
Total gas liftings (1,000 boe/day)	446	433	3%	482	478	1%	465
Total oil and gas liftings (1,000 boe/day) [*]	1,079	1,104	(2%)	1,166	1,168	0%	1,133
Production cost (NOK/boe, last 12 months) [*]	29.4	n/a	n/a	29.4	n/a	n/a	26.6
Production cost normalised (NOK/boe, last 12 months) [*]	29.1	n/a	n/a	29.1	n/a	n/a	26.2

Total oil and gas production in the second quarter of 2007 was 1,112,000 barrels of oil equivalent (boe) per day, compared to 1,076,000 boe per day in the second quarter of 2006. The 3% increase of was mainly related to increased oil production from International E&P due to start-up of new fields, and increased gas production from the Sleipner, Åsgard and Gullfaks fields on the NCS. The increases were partly offset by reduced gas entitlement from the In Salah field due to production sharing agreements (PSA) effects, and lower production at the Kvitebjørn field.

In the first half of 2007 total oil and gas production was 1,155,000 boe per day, compared to 1,156,000 boe per day in the first half of 2006.

Total oil and gas liftings in the second quarter of 2007 were 1,079,000 boe per day, compared to 1,104,000 boe per day in the same period of 2006. This is equivalent to an underlift of 33,000 boe per day in the second quarter of 2007. In the first half of 2007, total oil and gas liftings were 1,166,000 boe per day compared to 1,168,000 boe per day in the corresponding period of 2006.

Exploration expenditure in the second quarter of 2007 was NOK 2.3 billion, compared to NOK 1.9 billion in the second quarter of 2006. In the first half of 2007 the exploration expenditure was NOK 4.2 billion, compared to NOK 3.5 billion in the first half of 2006. The increase in exploration expenditure was mainly due to higher activity and generally more expensive wells in both periods. Exploration expenditure reflects the period’s exploration activities.

Exploration expenses for the period consist of exploration expenditure adjusted for the period’s change in capitalised exploration expenditure. Exploration expenses in the second quarter of 2007 amounted to NOK 1.2 billion, the same as in the second quarter of 2006.

	Second quarter			First half			Full year
Exploration	2007	2006		2007	2006		2006
(in millions)	NOK	NOK	Change	NOK	NOK	Change	NOK

Exploration expenditure (activity)	2,339	1,857	26%	4,208	3,512	20%	7,451
Expensed, previously capitalised exploration expenditure	104	106	(2%)	303	180	68%	667
Capitalised share of current period’s exploration activity	(1,256)	(796)	(58%)	(2,147)	(1,459)	(47%)	(2,454)

Exploration expenses	1,187	1,167	2%	2,364	2,233	6%	5,664

A total of 10 exploration and appraisal wells were completed in the second quarter of 2007, five on the NCS and five internationally. Five wells are confirmed discoveries. One exploration extension well on the NCS was also completed in the second quarter of 2007 and resulted in a discovery. Drilling in nine additional wells was ongoing at the end of second quarter 2007. The number of exploration wells completed in the second quarter of 2006 was seven.

In the first half of 2007 a total of 23 exploration and appraisal wells were completed, 11 on the NCS and 12 internationally. One exploration extension well was drilled in the same period. Eleven of the exploration and appraisal wells are confirmed discoveries, seven on the NCS and four internationally. The exploration extension well also resulted in a discovery. The number of exploration wells completed in the first half of 2006 was 13.

Production cost per boe was NOK 29.4 for the 12 months ended 30 June 2007, compared to NOK 26.6 for the 12 months ended 31 December 2006 (*).

Normalised at a USDNOK exchange rate of 6.00, the production cost for the 12 months ended 30 June 2007 was NOK 29.1 per boe, compared to NOK 26.2 per boe for the 12 months ended 31 December 2006 (*). Normalised production cost is defined as a non-GAAP financial measure (*).

The production unit cost, both actual and normalised, has increased, mainly due to increased maintenance cost and cost pressure in the industry.

Net financial items amounted to an income of NOK 2.3 billion in the second quarter of 2007, the same as in the second quarter of 2006. Net financial items in the first half of 2007 amounted to an income of NOK 3.3 billion, compared to an income of NOK 3.6 billion in the first half of 2006.

Exchange rates	30.06.2007	31.03.2007	31.12.2006	30.06.2006	31.03.2006	31.12.2005

USDNOK	5.90	6.10	6.26	6.24	6.58	6.77

Income taxes in the second quarter of 2007 were NOK 17.4 billion, equivalent to a tax rate of 61.3%. Income taxes in the second quarter of 2006 were NOK 22.3 billion, equivalent to a tax rate of 69.4%. The tax rate was reduced in the second quarter of 2007 mainly due to changes in the tax level of financial items, an increased relative share of income generated outside the NCS, which is generally subject to lower rates of taxation, and an increased effect of the uplift tax deduction on the NCS.

For the first half of 2007 income taxes were NOK 34.3 billion, with a corresponding tax rate of 64.6%. In comparison, income taxes in the first half of 2006 were NOK 45.9 billion with a corresponding tax rate of 69.0%. The reduced tax rate is mainly due to changes in the tax level of financial items and an increased effect of the uplift tax deduction on the NCS.

Health, safety and the environment (HSE)
Overall, Statoil’s total recordable injury frequency has improved slightly while the number serious frequency has increased in the second quarter of 2007 compared to the corresponding period in 2006. Serious incidents in the second quarter of 2007 included a fatality at Mongstad port at the end of May. There have been no serious gas leaks at our offshore or land facilities during the first half of 2007.

	Second quarter		First half		Year
HSE	2007	2006	2007	2006	2006

Total recordable injury frequency	5.3	5.8	5.2	5.4	5.7
Serious incident frequency	2.6	2.0	2.4	2.1	2.1
Unintentional oil spills (number)	77	69	146	156	292
Unintentional oil spills (volume, scm)	8.8	41.4	33.3	77.5	156.7

Important events

Recent important events include the following:

  At an extraordinary general meeting on 5 July, Statoil ASA shareholders approved the merger between Statoil ASA and the oil and gas activities of Norsk Hydro ASA. The merger was also approved by the shareholders of Norsk Hydro ASA and is expected to be effective from 1 October 2007 with financial effect from 1 January 2007.
  On 26 June, Statoil announced that the company had received final approval for the acquisition of North American Oil Sands Corporation (NAOSC) from the Canadian Ministry of Industry. The total transaction value is approximately CAD 2.2 billion, equivalent to about USD 2.0 billion.
  On 26 June, Statoil, as a partner in Sincor, announced that it had agreed with the Venezuelan government on the main terms and conditions for its participation in the new mixed company to be created from the Sincor joint venture. The terms and conditions are subject to approval by the Venezuelan National Assembly.
  The Rosa deepwater field in block 17 off the Angolan coast, in which Statoil has a 13.33% interest, came on stream on 29 June.
  On 5 July, Statoil announced that gas export to Turkey had commenced from the Shah Deniz gas and condensate field in Azerbaijan.
  The plan for development and operation (PDO) for the Gjøa field in the North Sea was approved by the Norwegian parliament on 15 June.
  On 29 June, the Skarv and Idun field licence owners submitted to the Norwegian Ministry of Petroleum and Energy a joint PDO and a plan for installation and operation (PIO) of a pipeline tie-in.
  Production started on the Enoch and Huldra Compression on 31 May and 28 June, respectively.
* See end notes in the complete quarterly report.

Further information from:

Investor relations
Lars Troen Sørensen, senior vice president investor relations, + 47 90 64 91 44 (mobile), +47 51 99 77 90 ( office)
Geir Bjørnstad, vice president, US investor relations, + 1 203 978 6950

Press
Ola Morten Aanestad, vice president media relations, +47 48 08 02 12 (mobile), +47 51 99 13 77 (office)

GROUP BALANCE SHEET

	At 30 June, 2007	At 30 June, 2006	Change	At 30 June, 2007
(In millions)	NOK	NOK	%	USD*

Total non-current assets	256,065	211,614	21.01	43,444
Total current assets	81,101	90,458	(10.34)	13,759
Total assets	337,166	302,072	11.62	57,203
Total equity	(121,377)	(109,332)	11.02	(20,593)
Total non-current liabilities	(113,934)	(101,472)	12.28	(19,330)
Total current liabilities	(101,855)	(91,268)	11.60	(17,281)
Total equity and liabilities	(337,166)	(302,072)	11.62	(57,203)

* Translated into US dollar at the rate of NOK 5.8942 to USD 1, the Federal Reserve noon buying rate in the City of New York on 29 June, 2007.